1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2014

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	May 16, 2014	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of  this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe  for securities.

These materials contained in this announcement are not for distribution, publication or circulation, directly or indirectly, in or into the United States.

This announcement is solely for the purpose of reference and does not constitute an offer of securities for sale or an invitation to purchase securities in the United States or any other jurisdiction. The securities described herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or under any securities laws of any state or other  jurisdiction of the United States. Unless exempt from registration and in compliance with the securities laws of any state or other  jurisdiction of the United States, the securities described herein may not be sold, offered for sale, resold, transferred or delivered, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). There will be no public offer or sale of the securities described herein in the United States.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ISSUANCE OF US$300,000,000 7.2% SENIOR PERPETUAL CAPITAL

SECURITIES BY YANCOAL TRADING TO BE GUARANTEED BY THE

COMPANY

The Board is pleased to announce that on 15 May 2014 (New York City, United States time), the Company and Yancoal Trading entered into a Subscription Agreement with Deutsche Bank, UBS, and Credit Suisse in connection with the issue by Yancoal Trading of Securities in an aggregate principal amount of US$300,000,000.

The aggregate gross proceeds from the issuance of the Securities are US$300 million. The net proceeds, being the gross proceeds net of the management, underwriting and selling commission payable to the Managers and offering expenses payable by the Issuer and the Company, will be on-lent to the Company’s subsidiaries for repayment of indebtedness, capital expenditure, working capital and general corporate purposes.

The Issuer will seek a listing of the Securities on the Stock Exchange. A confirmation of the eligibility of the listing of the Securities has been received from the Stock Exchange. Admission of the Securities to the Stock Exchange is not to be taken as an indication of the merits of the Issuer or the Securities.

The Board is pleased to announce that on 15 May 2014 (New York City, United States time), the Company and Yancoal Trading entered into a Subscription Agreement with Deutsche Bank, UBS, and Credit Suisse in connection with the issue by Yancoal Trading of Securities in an aggregate principal amount of US$300,000,000.

THE SUBSCRIPTION ANNOUNCEMENT

Date

15 May 2014 (New York City, United States time)

Parties to the Subscription Agreement

(a)	Yancoal Trading as the Issuer of the Securities;

(b)	the Company as the guarantor of the Yancoal Trading’s obligation under the Securities and the Deed of Guarantee; and

(c)	Deutsche Bank, UBS, and Credit Suisse as the Managers of the offering of the Securities.

To the best of the Directors’ knowledge, information and belief having made all reasonable enquiries, each of the Managers is an independent third party and not a connected person of the Company.

The Securities have not been and will not be registered under the Securities Act or any state securities laws and, unless so registered, may not be offered or sold within the United States and may only be offered, sold or delivered outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. Accordingly, the Securities are being offered and sold only outside the United States to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act. None of the Securities will be offered to the public in Hong Kong and none of the Securities will be placed with any connected persons of the Company who subscribed the Securities as initial subscriber pursuant to the terms of the Subscription Agreement.

Conditions Precedent

The obligations of the Managers to subscribe and pay for, or to procure subscribers to subscribe and pay for, the Securities are conditional on, customary conditions precedent.

Commission and Concession

The Issuer agrees to pay to the Managers a combined management, underwriting and selling commission of a certain per cent. of the principal amount of the Securities, such amount to be specified in a written agreement (the “Fee Agreement”) to be executed prior to 20 May 2014 and, failing which, the Subscription Agreement shall automatically terminate without any prejudice to any party.

Principal terms of the Securities

Securities Offered

Subject to certain conditions to completion, the Company will issue the Securities in the aggregate principal amount of US$300,000,000.

Issue Price

The issue price of the Securities will be 100 per cent. of the principal amount of the Securities.

Status of the Securities and Guarantee

The Securities constitute direct, unsecured and unsubordinated obligations of the Issuer which rank pari passu and without any preference among themselves. The payment obligations of the Issuer under the Securities shall, save for such exceptions as may be provided by applicable legislation, at all times rank at least equally with all the Issuer’s other present and future unsecured, unconditional and unsubordinated obligations. The obligations of the Guarantor under the Guarantee constitute direct, unsecured and unsubordinated obligations of the Guarantor which rank pari passu and without any preference among themselves and shall, save for such exceptions as may be provided by applicable legislation, at all times rank at least equally with all the Guarantor’s other present and future unsecured, unconditional and unsubordinated obligations.

The Guarantor has unconditionally and irrevocably guaranteed the due payment of all sums expressed to be payable by the Issuer under the Securities. The obligations of the Guarantor in that respect are contained in the Deed of Guarantee.

Distributions

Subject to the terms and conditions of the Securities, the Securities confer a right to receive distributions at the applicable rate described below for the period from, and including, 22 May 2014 (the “Issue Date”) payable semi-annually in arrear on 22 May and 22 November of each year (each, a “Distribution Payment Date”), except that the first payment of distribution shall be made on 22 November 2014 (also, a “Distribution Payment Date”) in respect of the period from (and including) the Issue Date to (but excluding) 22 November 2014.

Distribution rate

The rate of distribution applicable to the Securities shall be:

(i)	7.2 per cent. per annum in respect of the period from, and including, the Issue Date to, but excluding, 22 May 2016 (the “First Reset Date”);

(ii)	from, and including, each Reset Date falling on and after the First Reset Date, to, but excluding, the immediately following Reset Date, the Relevant Reset Distribution Rate (as defined in the terms and conditions of the Securities);

provided that, in each case, in the event of the occurrence of a Change of Control Triggering Event, a Breach of Covenants Event or a Relevant Indebtedness Default Event, (as defined in the terms and conditions of the Securities), if Yancoal Trading does not elect to redeem the Securities within 30 days of the relevant event, then the then prevailing distribution rate applicable to the Securities shall be increased by 5.00% per cent. per annum with effect from the next Distribution Payment Date (or, if the relevant event occurs on or after the date which is two business days prior to the next Distribution Payment Date, the next following Distribution Payment Date).

Redemption

The Securities are perpetual securities and have no maturity date. The Securities may be redeemed in whole, but not in part, at the option of the Issuer on giving irrevocable prior notice to the Securities holders in accordance with the terms and conditions of the Securities at the redemption amount provided in the terms and conditions of the Securities.

Mandatory Redemption

The Company will be required to procure that, prior to 25 June 2014, Yancoal Australia is granted a waiver of the testing of financial covenants under certain Yancoal Australia loans or otherwise enters into a modification of such Yancoal Australia loans (where such modification is not materially adverse to the holders of the Securities) to the effect that it will remain in full compliance with all applicable covenants under the Yancoal Australia loans as of 1 July 2014. Prior to 25 June 2014, the Company will be required to deliver an officer’s certificate to the trustee of the Securities certifying the completion of such waiver or modification and attaching a copy of the relevant instrument effecting such waiver or modification (the “Yancoal Australia Loans Compliance Event”). If on 25 June 2014, the Yancoal Australia Loans Compliance Event shall not have occurred, Yancoal Trading will be required to redeem in whole, but not in part, the Securities at a price in cash equal to 101% of the principal amount of the Securities redeemed, plus accrued and unpaid arrears of distribution on the principal amount being redeemed to but excluding the date of redemption.

SAFE Noncompliance Put

If registration of the guarantee for the Securities with the relevant local branch of the PRC State Administration of Foreign Exchange required under PRC law (the “Local Branch”) has not been completed by the original issue date of the Securities, upon completion by the Company of registration of such guarantee with the Local Branch, the Company will be required to deliver an officer’s certificate to the trustee for the Securities certifying that the registration of such guarantee with the Local Branch is complete and attaching a true and correct copy of the relevant certificate of registration from the Local Branch. If on the date 30 calendar days from the original issue date of the Securities, the foregoing events shall not have occurred, Yancoal Trading will be required to make an offer to repurchase all of the Securities at a price in cash equal to 100% of the principal amount of the Securities repurchased, plus accrued and unpaid arrears of distribution on the principal amount of Securities being redeemed to but excluding the date of repurchase.

Purchase

The Company, the Issuer and/or any of its subsidiaries may, following the First Reset Date, at any time purchase Securities in the open market or otherwise and at any price, in each case subject to applicable law.

Expected closing date

22 May 2014

Use of proceeds

The aggregate gross proceeds from the issuance of the Securities are US$300 million. The net proceeds, being the gross proceeds net of the management, underwriting and selling commission payable to the Managers and offering expenses payable by the Issuer and the Company, will be on-lent to the Company’s subsidiaries for repayment of indebtedness, capital expenditure, working capital and general corporate purposes.

Listing

The Issuer will seek a listing of the Securities on the Stock Exchange. A confirmation of the eligibility of the listing of the Securities has been received from the Stock Exchange. Admission of the Securities to the Stock Exchange is not to be taken as an indication of the merits of the Issuer or the Securities.

DEFINITION

“Board”	the board of Directors of the Company;

“Company”	, Yanzhou Coal Mining Company Limited, a joint stock limited company established under the laws of the PRC in 1997, and the H Shares, American depositary shares and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange and the Shanghai Stock Exchange, respectively;

“connected person(s)”	has the meaning ascribed thereto under the Hong Kong Listing Rules;

“Credit Suisse”	Credit Suisse Securities (Europe) Limited

“Deed of Guarantee”	the deed to be entered into by the Company, pursuant to which, inter alia, the Company will provide guarantee in connection with the issue of the Securities;

“Deutsche Bank”	Deutsche Bank AG, Singapore Branch;

“Director(s)”	the director(s) of the Company;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

“Issuer” or “Yancoal Trading”	Yancoal International Trading Co., Limited, a company incorporated in Hong Kong with limited liability and an indirect wholly-owned subsidiary of the Company;

“Managers”	Deutsche Bank, UBS and Credit Suisse;

“Offering Memoranda”	The preliminary offering memorandum and the final offering memorandum prepared by the Issuer and the Company in connection with the offering of the Securities;

“PRC”	the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan for the purposes of this announcement;

“Securities”	US$ denominated senior perpetual capital securities to be issued by Yancoal Trading and guaranteed by the Company;

“Securities Act”	The United States Securities Act of 1933, as amended from time to time;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Subscription Agreement”	the subscription agreement dated 15 May 2014 (New York City, United States time) entered into among the Company, the Issuer, and Deutsche Bank, UBS and Credit Suisse in relation to the issue of the Securities;

“UBS”	UBS AG, Hong Kong Branch;

“United States”	the United States of America;

“US$”	the lawful currency of the United States;

“Yancoal Australia”	Yancoal Australia Limited, a Subsidiary of the Company; and

“%”	Percentage.

Unless otherwise stated, all times and dates refer to Hong Kong times and dates.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Li Xiyong Chairman of the Board

Zoucheng, Shandong Province, the PRC

15 May 2014

As at the date of this announcement, the Directors of the Company are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Yin Mingde, Mr. Wu Yuxiang, Mr. Zhang Baocai, Mr. Wu Xiangqian and Mr. Jiang Qingquan,and the independent non-executive Directors of the Company are Mr.Wang Lijie, Mr. Jia Shaohua, Mr.Wang Xiaojun and Mr. Xue Youzhi.

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC